TSINGTAO
青岛啤酒

07023485

RECEIVED
2007 MAY 15 A 10:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HongKong Road, Central
Qingdao, 266071
P.R.C.

April 30, 2007

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

5/16

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

April 30, 2007

A. 2007 FIRST QUARTERLY REPORT.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

2007 FIRST QUARTERLY REPORT

The quarterly report (unaudited) contained in this Announcement has been prepared in accordance with the PRC GAAP and in accordance with the requirements on preparation and disclosure of quarterly report issued by China Securities Regulatory Commission, and has been approved by the Board of Directors of Tsingtao Brewery Company Limited ("the Company"). The Board of Directors, the Supervisory Committee and its Directors, Supervisors and senior management undertake that this report contains no false representation, misleading statement or material omission, and jointly and severally accept full responsibility for its authenticity, accuracy and completeness. This Announcement is made pursuant to the disclosure requirements of Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1 IMPORTANT NOTICE

1.1 The Board of Directors, the Supervisory Committee and its Directors, Supervisors and senior management of the Company undertake that this report contains no false representation, misleading statement or material omission, and jointly and severally accept full responsibility for its authenticity, accuracy and completeness.

1.2 The financial data as contained in this report have not been audited and is prepared in accordance with PRC GAAP.

1.3 This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2 BASIC INFORMATION OF THE COMPANY

2.1 Major financial information and financial indicators

Unit:RMB

	As at the end of the reporting period	As at the end of last year	Increase (decrease) from the end of last year (%)
Total assets	10,455,640,041	9,560,722,253	9.36
Shareholders' equity (excluding minority interests)	5,318,022,495	5,228,126,994	1.72
Net assets per share	4.0651	3.9964	1.72
		From the beginning of the year to the end of the reporting period	Increase/decrease from the corresponding period of the previous year (%)
Net cash flow from operating activities		798,052,331	26.73
Net cash flow from operating activities per share		0.61	26.73
	Reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease from the corresponding period of last year (%)
Net profit	88,222,722	88,222,722	17.77
Basic earnings per share	0.0674	0.0674	17.77
Diluted earnings per share	1.66	1.66	An increase of 0.16 percentage points
Return on net assets (%)	1.38	1.38	An increase of 0.04 percentage points

Extraordinary items of profit and loss	Amount from the beginning of the year to the end of the reporting period
Profit or loss for disposing of non-current assets	-357,139
Government grants which included in the current profit or loss and closely related to operation of the Company, except government grants made in accordance with the State standardized quantitative and qualitative measures	17,583,559
Other non-operating net incomes and expenses except the items above	-480,300
Other extraordinary items of profit and loss	-1,892,853
Total	14,853,267

2.2 List of total number of shareholders and top ten holders of listed shares without sales restriction as at the end of the reporting period (after completion of the share reform)

Unit: Shares

Total number of shareholders at the end of the reporting (shareholders)	48,240	
Particulars of top ten holders of listed shares without sales restriction		
Name of shareholders (full name)	**Number of listed shares without sales restriction held at the end of reporting period**	**Class of shares**
HKSCC Nominees Limited	295,459,373	Overseas listed shares
A-B Jade Hong Kong Holding Co.,Ltd.	261,643,836	Overseas listed shares
Law Debenture Trust(Asia) Limited	91,575,342	Overseas listed shares
National Social Security Fund 108	17,795,605	Ordinary shares denominated in RMB
National Social Security Fund 103	14,010,962	Ordinary shares denominated in RMB
National Social Security Fund 102	12,241,297	Ordinary shares denominated in RMB
Agricultural Bank of China — Bank of Communications Schroder Balanced Fund	8,715,585	Ordinary shares denominated in RMB
China Construction Bank — Bosera Thematic Sector Equity Securities Investment Fund	8,016,112	Ordinary shares denominated in RMB
Yu Yang Securities Investment Fund	7,061,320	Ordinary shares denominated in RMB
Yu Long Securities Investment Fund	5,042,006	Ordinary shares denominated in RMB

3. SIGNIFICANT EVENTS

3.1 Significant changes in items in the principal accounting statement and financial indicators and the reasons therefor

✓ applicable ☐ Not applicable

Cash and cash balances	at the end of this period	RMB1,879,678,812, at the end of the period of last year	RMB1,232,766,676, up 52%, mainly arising from sales profit and cash inflow from operating activities of the Company;
Prepayment	at the end of this period	RMB322,473,012, at the end of the period of last year	RMB235,535,247, up 37%, mainly attributable to an increase of raw materials purchased by the Company;
Construction in progress	at the end of this period	RMB324,674,749, at the end of the period of last year	RMB232,412,540, up 40%, mainly attributable to an increase in contribution to fixed assets for new plants and expansion projects established by the Company;
Tax payable	at the end of this period	RMB368,258,002, at the end of the period of last year	RMB232,244,295, up 59%, mainly attributable to an increase in value added tax and consumption tax as at the end of March over that of the previous year;
Sales expense	during the reporting period	RMB597,953,964, the same of the previous year	RMB424,056,944, up 41%, mainly attributable to the fact that the Company put greater efforts in marketing;

Gross profit during the reporting period RMB175,131,021, the same of the previous year RMB127,819,940, up 37%, mainly attributable to the fact that the Company achieved steady growth in business , leading to robust performance of operations.

3.2 Note and analysis to progress of significant events and their impacts and solutions

☑ applicable ☐ Not applicable

SASACQ, the Company's original controlling shareholder, intended to transfer 399,820,000 State-owned Shares of the Company to Tsingtao Brewery Group Company Limited ("TBGCL") at nil consideration. Such transfer has been approved by State-owned Assets Supervision and Administration Commission of the State Council. The Company has been granted a waiver from its obligations to make a general offer in relation to the proposed transfer by the Hong Kong Securities and Futures Commission and the China Securities Regulatory Commission. It was completed the transfers of these shares on 4 April 2007. Details on transfer of shares are contained in announcements as published in local and oversea markets on 6 February, 27 March and 11 April 2007.

3.3 Performance of undertakings by the Company, shareholders and actual controllers

☑ applicable ☐ Not applicable

1. Undertakings by holders of non-circulating shares of the Company:

   (1) All holders of non-circulating shares of the Company shall comply with the relevant laws, regulations and requirements and duly fulfill obligations as required by the law. In addition, holders of non-circulating shares of the Company undertake, in particular, shall not trade and transfer their shares in A share markets within 60 months from the listing date of shares;

   (2) The holding shareholders of the Company undertake that they will propose a resolution in the annual general meeting of the Company regarding the following profit appropriation plan and promise to vote for such resolution in the general meeting. Profit appropriation ratio shall not be lower than the 70% of profit distributable realized by the Company, during the next three years after completion of share reform;

   (3) After completion of the share reform, the holding shareholders of the Company shall propose the Board of Directors of the Company determine the long term incentive schemes, including share based incentive schemes.

2. Particulars of undertaking by holders of non-circulating shares with sales restriction of the Company

   Between implementing the share reform plan and the end of this period, each holders of non-circulating shares with sales restriction of the Company shall strictly comply with the undertakings of listing of shares with sales restriction, that is, the obligations and undertakings of SASACQ under the share reform proposal of the Company will be performed by TBGCL after the transfer of the stated-owned shares of the Company.

3.4 Warning and explanation on reasons for accumulated net loss expected to be recorded from the beginning of the year to the end of the next reporting period or material change as compared to those of the same period of last year

☐ applicable ☑ Not applicable

3.5 Explanations on reasons for the differences of shareholders' fund as at 1 January 2007 between those set out in the balance sheet of this quarterly report and those set out in Reconciliation Statement of Difference in Shareholders' Fund Under New and Old Standards:

☐ applicable ☑ Not applicable

For details of unaudited balance sheet for the year ended 31 March 2007 and unaudited income statement and cash flow statement for the first quarter of 2007, please visit the web site of the Shanghai Stock Exchange (www.sse.com.cn).

LI Gui Rong
Chairman
by Order of Board of Directors
Tsingtao Brewery Company Limited

27 April 2007

Directors of the Company as at the date hereof :

Executive Directors	*:Mr LI Gui Rong (Chairman), Mr JIN Zhi Guo (Vice Chairman), Mr SUN Ming Bo, Mr LIU Ying Di, Mr SUN Yu Guo*
Non-executive Directors	*: Mr Stephen J. BURROWS (Vice Chairman), Mr Mark F. SCHUMM*
Independent Directors	*:Mr CHU Zhen Gang, Mr FU Yang, Ms LI Yan, Mr POON Chiu Kwok*

END